Exhibit 99.2

   Acquisition of 10x Newcastlemaxes and 8x Kamsarmaxes  17 February, 2021

 IMPORTANT INFORMATION (I/II)  By receiving this company presentation (the "Presentation") or attending any meeting or oral presentation held in relation thereto, you (the "Recipient") agree to be bound by the following terms, conditions and limitations.The information in this Presentation has been prepared by Golden Ocean (the "Company") with assistance from Arctic Securities AS and DNB Markets AS (the "Managers") solely for use at the presentation to a limited number of recipients on a strictly confidential basis in connection with a contemplated private placement of shares in the Company (the "Transaction" or the "Private Placement").This Presentation has not been independently verified nor verified by the Manager unless otherwise required by applicable law(s). A limited legal due diligence review has been conducted on behalf of the Manager, with a customary scope and limited to Norwegian law matters only. 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These forward-looking statements reflect the Company's beliefs, intentions and current expectations concerning, among other things, the Company's results of operations, financial condition, liquidity, prospects, growth and strategies. Forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The forward-looking statements in this Presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions that may not be accurate or technically correct, and their methodology may be forward-looking and speculative. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. 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No representation is made that any of these forward-looking statements or forecasts will come to pass or that any forecast result will be achieved, and you are cautioned not to place any undue influence on any forward-looking statement.An investment in the Company's shares should be considered as a high-risk investment. Several factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement that may be expressed or implied by statements and information in this Presentation. Before making an investment decision with respect to the offer shares, investors should carefully consider all of the information contained in this Presentation, and in particular the risk factors relating to the Company's business, the Company's industry, the Company's shares and the Private Placement, as further discussed on slide [●] to [●] below. Potential investors are however required to make their own assessment and analysis of the risks associated with an investment in the Company. The risk factors discussed herein should be read as a high-level summary only and not so as to contain an exhaustive review of all risks faced by the Company. An investment in the Company's shares is only suitable if you have sufficient knowledge, sophistication and experience in financial and business matters to be capable of evaluating the merits and risks of an investment decision relating to the Company's shares, and if you are able to bear the economic risk, and to withstand a complete loss of your investment. The absence of negative past experience associated with a given risk factor does not mean that the risks and uncertainties described are not a genuine potential threat to an investment in the Company's shares. lf any of the risks discussed herein were to materialise, this could have a material adverse effect on the company and/or the Company's business, results of operations, cash flow, financial condition and/or prospects, which may cause a decline in the value and trading price of the Company's shares, resulting in the loss of all or part of your investment in the same.  2

 IMPORTANT INFORMATION (II/II)  A multitude of factors can cause actual results to differ significantly from any anticipated development expressed or implied in this Presentation, including among others, economic and market conditions in the geographic areas and industries that are or will be major markets for Company's businesses, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors. No representation is made that any of these forward-looking statements or forecasts will come to pass or that any forecast result will be achieved and you are cautioned not to place any undue reliance on any forward-looking statement.The information obtained from third parties has been accurately reproduced and, as far as the Company is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information to be inaccurate or misleading.The contents of this Presentation are not to be construed as financial, legal, business, investment, tax or other professional advice. By receiving this Presentation, the Recipient acknowledges that it will be solely responsible for its own assessment of the Company, the market and the market position of the Company and that it will conduct its own analysis and is solely responsible for forming its own opinion of the potential future performance of the Company’s business. In making an investment decision, the Recipient must rely on its own examination of the Company, including the merits and risk involved.The distribution of this Presentation may be restricted by law in certain jurisdictions and persons into whose possession this Presentation comes should inform themselves about, and observe, any such restriction. Any failure to comply with such restrictions may constitute a violation of the laws of any such jurisdiction. None of the Company or the Managers shall have any responsibility for any such violations.This Presentation and the information contained herein are not an offer of securities for sale in the United States and are not for publication or distribution to persons in the United States (within the meaning of Regulation S under the U.S. Securities Act of 1933, as amended (the "US Securities Act")). Any securities referred to herein have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the US Securities Act.By reviewing this Presentation, you are deemed to have represented and agreed that you and any persons you represent are either (a) qualified buyers (“QIBs”) (within the meaning of Regulation 144A under the US Securities act), or (b) are located outside the US. This Presentation is only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" as defined in the Prospectus Regulation (Regulation (EU) 2017/1129, as amended) ("Qualified Investors") or otherwise pursuant to applicable exemptions on the Company resulting in that no obligation arises for the Company or the Managers to produce a prospectus or otherwise comply with any registration requirements. In addition, in the United Kingdom, this Presentation is being distributed only to, and is directed only at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom distributions may otherwise lawfully be made, communicated, or caused to be communicated (all such persons together being referred to as "Relevant Persons"). This Presentation must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors or otherwise pursuant to applicable exemptions on the Company. Any investment or investment activity to which this Presentation relates is available only to Relevant Persons or Qualified Investors or will be engaged in only with Relevant Persons or Qualified Investors.This Presentation is not an advertisement for the purposes of applicable measures implementing the EU Prospectus Regulation. This Presentation is not a prospectus and does not contain the same level of information as a prospectus.The Managers is acting only for the Company and will not be responsible to anyone other than the Company for providing the protections afforded to clients of the Managers or for providing advice in relation to any potential offering of securities of the Company.This Presentation speaks only as of its date. Neither the delivery of this Presentation nor any further discussions with any of the Recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date.This Presentation is subject to Norwegian law, and any dispute arising in respect of this Presentation is subject to the exclusive jurisdiction of Norwegian courts with Oslo as legal venue.  3

 TRANSACTION HIGHLIGHTS

TRANSACTION HIGHLIGHTS

Significantly increasing exposure to booming commodity market at turning point in the cycle

Unique time to acquire quality assets	✓ *Acquisition of **10x 2019-21 built Newcastlemaxes** and **8x 2020-21 built Kamsarmaxes** for USD 752 million en bloc* ✓ *Purchase at low point in cycle with **attractive financing attached*** ✓ *Increase operational leverage in **segment with most upside** on continued market strengthening* ✓ *All acquisition vessels are **scrubber fitted** and **four vessels with Ice-Class***
Fundamentals in place for prolonged market upturn	✓ ***Commodity super cycle** will continue to drive dry bulk demand* ✓ ***Lowest fleet growth last 30 years** and **lowest orderbook last 20 years*** ✓ *Non-reversible, structural change **limit financing options effectively ending speculative ordering*** ✓ *Strong momentum building with 1yr TC Capesize **rates 27% higher than average 2015-2020***
Improving earnings power and commitment to dividends	✓ *Vessels on the water **immediately able to capitalize on strong market*** ✓ *Attached financing **enables swift execution** of transaction* ✓ ***Strong balance sheet** enabling **dividend policy** to signal commitment to return capital to shareholders* ✓ *Low cash break even ensuring post acquisition **cash yield of 22%** at 1yr TC Capesize rates*
Cementing position as the leading large-size dry owner	✓ *Increasing fleet size to **96 vessels** (+23%) and* pushing market cap above **USD 1.3 billion** (+35%) ✓ *Reducing average fleet age from 7.4 to 6.0 years further **improves fuel efficiency and lowers emissions*** ✓ *New digitalization initiatives and **industry low opex and SG&A*** ✓ *Commitment to ESG to **enhance transparency and lower environmental impact** over time*

5

ACQUISITION OF 18x VESSELS AT LOW POINT IN CYCLE

High quality fleet with favorable financing attached enabling swift execution

TARGET FLEET – 18X NEWCASTLEMAX AND KAMSARMAX

	Vessel Type	Vessel name	Built	Dwt	Yard	Ice-Class	Scrubber	Performance vs. index	Purchase Price (USDm)
1	Newcastlemax	Golden Coral	2019.7	208 000	NTS		√		
2	Newcastlemax	Golden Champion	2019.9	208 000	NTS		√		
3	Newcastlemax	Golden Comfort	2020.1	208 000	NTS		√		
4	Newcastlemax	Golden Courage	2020.1	208 000	NTS		√	*130% + Scrubber premium*	*USD* **520m** *en bloc*
5	Newcastlemax	Golden Confidence	2020.6	208 000	NTS		√		
6	Newcastlemax	Golden Competence	2020.6	208 000	NTS		√		
7	Newcastlemax	Golden Skies	2020.6	210000	Bohai		√		*50-53m per vessel*
8	Newcastlemax	Golden Spirit	2020.6	210000	Bohai		√		
9	Newcastlemax	Golden Saint	2020.4	210000	Bohai		√		
10	Newcastlemax	Golden Spray	2021.6	210000	Bohai		√		
				2,080,000					
11	Kamsarmax	Golden Fortune	2020.1	81 600	Dalian		√		
12	Kamsarmax	Golden Forward	2020.6	81 600	Dalian		√	*123% + Scrubber premium*	*USD* **232m** *en bloc*
13	Kamsarmax	Golden Friend	2020.7	81 600	Dalian		√		
14	Kamsarmax	Golden Fellow	2020.8	81 600	Dalian		√		
15	Kamsarmax	Golden Frost	2020.10	81 600	Dalian	√	√		
16	Kamsarmax	Golden Freeze	2021.1	81 600	Dalian	√	√	*+ Ice-class premium*	*28-31m per vessel*
17	Kamsarmax	Golden Fast	2021.4	81 600	Dalian	√	√		
18	Kamsarmax	Golden Furious	2021.4	81 600	Dalian	√	√		
				652,800					
	Total			2,732,800					752

SOURCES AND USES

Sources	USDm
Equity private placement	338
Financing	414
Total	752

Uses	USDm
Acquisition of 18x Vessels	752
Total	752

Competitive Financing adds flexibility

- The vessels will be purchased using cash proceeds from the equity raise and attractive financing from Affiliate of Hemen
- Attractive terms with 2.35% margin[1], 17 year profile and 18 month tenor
- Enables swift execution of deal and give company time to secure the most attractive commercial bank financing possible

1. Margin adjustment last 6 months to be agreed

6

STARS ARE ALIGNED – STRONGER FOR LONGER

Fundamentals in place for prolonged market upturn

UNIQUE SITUATION WITH ALL KEY FACTORS FOR A BULL MARKET RUN PRESENT

Demand growth


7.2%
1.9%
2021e
5y avg

- ✓ *Increasing commodity prices continue to push* ***relative freight cost down***
- ✓ ***Strong economic growth*** *prospects following market rebound*
- ✓ ***The start of a commodity super cycle***

Net fleet growth


5.4%
1.6%
2021e
10y avg

- ✓ ***Substantial scrapping*** *due to high scrap prices and aging fleet*
- ✓ ***Lowest fleet growth seen over last 30 years***

Orderbook as % of fleet


32.9%
6.0%
Current
15y avg

- ✓ ***Lack of financing*** *shut down speculative ordering activity*
- ✓ ***Non-reversible, structural change*** *driven by banking regulations*

Source: Arctic Securities Research, Sea-Web, Clarksons Shipping Intelligence

7

     Significantly increasing size and reducing fleet age at low point in cycle  TRANSFORMATIONAL ACQUISITION  8  Fleet size (Million dwt)  Average age (years)  Market cap (USDm)  +25%  +35%  -19%  Current  Acquisition  Post-Deal  Current  Post-Deal  Acquisition  Current  New Equity  Post-Deal  Source: ManagersClosing price as of February 16th 2021

       Positioned to take advantage of market upturn through focus on larger vessel segments and profitable ice class niche  SOLIDIFYING POSITION AS LEADING DRY BULK POWERHOUSE  9  Market cap (USDm)  Average age (years)  SBLK  2020  GNK  GOGL (post)  BEL  EGLE  SB  SBLK  GOGL (post)  2020  GNK  EGLE  BEL  SB  Cape & Newcastlemax (Million dwt)  Source: ManagersClosing price as of February 16th 2021, USD/NOK 8.45  Fleet size (Million dwt)  GNK  2020  SBLK  SB  GOGL (post)  BEL  EGLE  2020  GOGL (post)  SBLK  GNK  SB  EGLE  BEL

STRONG CASH FLOW POTENTIAL

Accretive acquisition strengthens dividend potential

PRO-FORMA ANNUALIZED CASH FLOW SENSITIVITY ANALYSIS[1]



Cash flow ($millions)
$700
$600
$500
$400
$300
$200
$100
$-
Cash yield (%)
50%
40%
30%
20%
10%
0%
6%
$75
14%
$180
22%
$285
30%
$390
38%
$495
46%
$601
$15,000
$18,000
$21,000
$24,000
$27,000
$30,000
Benchmark Capesize rates²
2020 Average
YTD Average
1yr TC
January 2021 levels observed
2020 Highest Monthly Avg
Cash flow
Cash yield

Source: Clarksons Shipping Intelligence Network

1. Cash flow generation calculated based on cash break even rates subtracted from x-axis TCE rates. Rates not adjusted for Newcastlemax and Kamsarmax premiums of 130% and 123%, respectively, of benchmarks or taking into account assumed scrubber premiums
2. Historical figures for scrubber-fitted Capesize bulker.

10

 Source: Clarksons Shipping Intelligence Network, Managers  11    HIGHLY ATTRACTIVE ENTRY POINT   CAPESIZE VESSEL PRICES (USDm)  Kamsarmax and Panamax vessels have also performed strongly since H2 2020  Attractive acquisition price at turning point in cycle  Immediate cash flow generation   Increased vessel sale activity on the back of rising prices        Combination of low newbuild price and near-record discount to asset resembles trough in 2016

 ELEVATED COMMODITY PRICES  STRONG COMMODITY PRICES   COST OF FREIGHT AS % OF IRON ORE PRICE  Commodity prices have recorded significant gains in h2/20 as a rebound in economic growth has spurred demand for energy, steel and other commodity related economic drivers  Capesize rates and iron ore prices tend to correlate. This time around, Capesize rates have been lagging and the cost of freight as percentage of the iron ore price remains at the lowest level seen in recent years  Source: Arctic Securities Research, Bloomberg.  12  Current low levels leave ample room for freight to increase

 Source: ClarksonsNote: Rates and relative performance displayed are based on weekly averages for each vessel segment  13  Capesize vessels have been the biggest beneficiaries of normalizing trade after unforeseeable events disrupted the market – Newcastlemaxes provide natural next step  LARGER VESSELS OUTPERFORM  VESSEL PERFORMANCE IN RECOVERING MARKETS  Kamsarmax and Panamax vessels have also performed strongly since H2 2020

POSITIONED TO CAPTURE INCREMENTAL EARNINGS

Scrubbers and Newcastlemax provide premium earnings potential

ILLUSTRATIVE SCRUBBER- AND NEWCASTLEMAX PREMIUM



Acquired Newcastlemaxes earning up to ~7,500 USD/day more than standard Capesize
28,100
3,500
4,000
20,600
24,600
4,000
20,600
20,600
Capesize - 1 yr TC
Newcastlemax premium
Scrubber premium
Scrubber premium
Newcastlemax premium
Standard Cape

	Scrubber fitted	*Newcastlemax*
Benefit vs. standard tonnage (Per vessel per day)	$ 3,512[1]	$ 4,000[2]

1. Illustrative scrubber benefit for Newcastlemax only assuming VLSFO vs. HFO fuel spread of USD 112 per ton and fuel consumption for Newcastlemax on a 365 day basis of 31 tons per day
2. On a voyage basis, average of Brazil-China at USD18/tonnes and Australia –China at USD8.0/tonnes of c25k tonnes of additional iron ore cargo equals 4.0k/day in extra TCE rates for the shipowner.

14

   UNIQUE ACCESS TO CAPITAL  In Nov 2020, the Company fully refinanced the $425.0 million credit facility with a $304.0 million term loan and revolving credit facilityL + 235 bps, 5y tenor and improved repayment profile (20 years age adjusted), reducing the cash break-even rate for the vessels in the facility by more than $1,000 per day  STRONG BALANCE SHEET SUPPORTING DIVIDEND STORY  No maturities before 2023, virtually no capex and favorable debt terms  Transaction financing from affiliate of Hemen to be replaced with commercial bank financing with longer tenor in due course  Banking group consisting of the largest and most active global shipping banks Recent history shows track record throughout the cycleStrong liquidity position and consistent access to competitive financing Very little capex until 2023 and no near-term maturities enable full focus on dividends going into a strengthening market   NO NEAR-TERM MATURITIES  15

   Achieved through well timed acquisitions, economies of scale and access to competitive financing  INDUSTRY LOW CASH BREAK-EVEN  16  POST TRANSACTION CASH BREAK EVEN   CAPESIZE 1YR TC RATES (USD/DAY)  NEWCASTLEMAX/ CAPESIZE12,860  Source: Clarksons Shipping Intelligence Network  0  6  1  5  2  3  4  7  8  9  10  11  12  13  USD k/d            Interest  G&A  Opex  Amortization  Leases  KAMSARMAX/ PANAMAX8,560  CASH BREAK EVEN

ONGOING COMMITMENT TO GOVERNANCE, ESG AND TRANSPARENCY

GOLDEN OCEAN

REPORTING FRAMEWORK

SASB – Sustainability Accounting Standards Board®

- CO_2 emissions
- Energy consumed
- EEDI
- Other emissions to air
- Marine protected areas
- Ballast water
- Spills and releases
- Corruption index
- Anti Corruption
- Lost time incident rate
- Marine casualties
- Conditions of class
- Port state control

COMMITMENT TO FOUR UN SDGs



13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
14 LIFE BELOW WATER
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

GOVERNANCE AND CONTROL PROCEDURES

- All key policies in place, including
  - Code of Business Ethics and Conduct
  - Financial Crime Policy
  - Complaints Procedure
  - Sanctions Policy
  - Know Your Business Partner Policy
  - Ship Recycling Policy
  - Environmental Policy
- Implemented throughout operations and with key third party vendors
- Ahead of requirements set by stock exchanges and lending banks
- SOX compliance and internal control procedures ensured through internal SOX compliance officer and close cooperations with external auditors
- Seatankers establishing internal ESG and compliance forum for best practice learning between the forum companies

ESG report for 2019 available at https://www.goldenocean.bm/esg/

Source: Company Filings

17

 MARKET UPDATE

HISTORICALLY LOW ORDERBOOK

CAPESIZE ORDERBOOK ONLY ~6.5% OF FLEET

- *Orderbook is at historically low levels and ordering likely to stay muted*
- *As a percentage of the sailing fleet, the orderbook stands at 6.5%*



140%
120%
100%
80%
60%
40%
20%
0%
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

DROP IN CAPESIZE NEWBUILD CONTRACT ACTIVITY

- *Lowest level in Capesize newbuild contract activity in 20 years*
- *Orders have been limited in 2019-2020, and ordering is expected to be low as traditional bank financing is less obtainable*



mDWT
90
80
70
60
50
40
30
20
10
0
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

Source: Arctic Securities Research, Sea-Web, Clarksons Shipping Intelligence Network

19

 STEEL CONSUMPTION IS FORECASTED TO REBOUND AS THE GLOBAL ECONOMY RECOVERS  STEEL PRODUCTION VS EXPORTS IN CHINA  GLOBAL STEEL PRODUCTION EXPECTED TO INCREASE   Steel production in China has remained strong and exports have been droppingChinese production and consumption increased by 6.2% and 2.0% in 2020  World steel consumption is forecast to rebound as the global economy recovers, growing by 3.8% in 2021 and by 3.6% in 2022Production is expected to follow a similar trend – falling by 2.0% in 2020 before rising by 3.0% in 2021 and 3.6% in 2022  Monthly volumes  Monthly volumes  Source: Arctic Securities Research, Bloomberg.  20

 GLOBAL ECONOMY  Source: International Monetary Fund World Economic Outlook, January 2021  EMERGING ECONOMIES  21  Global recovery backed by unprecedented global stimulus expected to be led by China and India and to boost demand for dry bulk transportation (primarily iron ore and coal).  DEMAND TO REBOUND STRONGLY IN 2021  Rebound in global GDP growth for 2021 led by strong growth in China and India - the two largest importers of dry bulk commodities

RECENT MARKET DEVELOPMENTS

GOLDEN OCEAN

Q1 is usually the weakest quarter of the year, but 2021 is off to a flying start

RECENT WEEKLY DRY BULK SHIPPING RATES



Q1 2020
• Chinese New Year celebration begins
• IMO 2020 in effect
• Wuhan lockdown begins
• COVID-19 declared a pandemic by WHO
Q2 2020
• Wuhan lockdown ends
• China unveils largest ever stimulus package
Q3 2020
• Record Chinese steel production and iron ore imports
• Continued recovery in Brazilian iron ore export
Q4 2020
• Continued strong Chinese iron import
• Extremely cold weather in China obstructing discharging
• Weaker than expected Brazilian export
Q1 2021
• Cape rates up 200% y-o-y
• Panamax rates up 167% y-o-y
• The Panamax segment had the best start to a year since 2010
USD/Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Weekly Capesize Rates
Weekly Panamax Rates

Source: Clarksons Shipping Intelligence Network

22

 Based on the current orderbook, as well as scrapping estimates1 and ordering assumptions, estimated dry bulk net fleet growth is 1.6% and 1.6% in 2021 and 2022, respectively  ESTIMATED NET FLEET GROWTH OF ~1.6% in 2021 AND 2022 – the lowest in 30 years  Source: Arctic Securities Research, Sea-Web.50% of vessels turning 20, vessels turning 25 and 30 years scrapped  23  DRY BULK NET GROWTH NEAR TO THE GROUND

 FURTHER IMPROVEMENT IN UTILIZATION  SUPPLY/DEMAND MARKET BALANCE  Further increase in utilization going forward, based on slippage, as well as slow-steaming and scrapping potential of older vessels  Source: Arctic Securities Research, Sea-Web.  24

 FINANCIALS

 (in thousands of $)      Q4 2020  Q3 2020  QuarterlyVariance              Operating revenues and other operating income / expenses      168,001  186,892  (18,891)  Voyage expenses      (42,904)  (43,935)  1,031  Net revenues      125,097  142,957  (17,860)              Ship operating expenses      (47,632)  (43,444)  (4,188)  Administrative expenses      (4,024)  (3,103)  (921)  Charter hire expenses      (17,130)  (20,443)  3,313  Depreciation      (27,592)  (27,631)  39  Impairment loss on vessels      (721)  -  (721)  Net operating expenses      (97,099)  (94,621)  (2,478)              Net operating income (loss)      27,998  48,336  (20,338)              Net financial expenses      (9,352)  (9,805)  453  Derivatives and other financial income (loss)      6,735  570  6,165  Net income before taxation (loss)      25,381  39,101  (13,720)              Income Tax expense      11  40  (29)  Net income (loss)      25,370  39,061  (13,691)  Earnings (loss) per share: basic and diluted      $0.18  $0.27  ($0.09)              Adjusted EBITDA      59,328  76,742  (17,414)  TCE per day      15,893  17,912  (2,019)  PROFIT & LOSS  26

 CASH FLOW – Q4 2020  Includes restricted cash  27

BALANCE SHEET

GOLDEN OCEAN

(in thousands of $)	Q4 2020	Q3 2020	Quarterly Variance
ASSETS			
Short term			
Cash and cash equivalents (incl. restricted cash)	175,102	130,826	44,276
Other current assets	109,427	120,696	(11,269)
Long term			
Vessels and equipment, net (including held for sale)	2,277,190	2,300,566	(23,376)
Leases, right of use of assets	136,219	141,609	(5,390)
Other long term assets	23,129	23,796	(667)
Total assets	**2,721,067**	**2,717,493**	**3,574**
LIABILITIES AND EQUITY			
Short term			
Current portion of long term debt	87,831	83,158	4,673
Current portion of finance lease obligations	23,475	23,117	358
Current portion of operating leases obligations	16,783	14,852	1,931
Other current liabilities	113,586	107,149	6,437
Long term			
Long term debt	957,652	981,762	(24,110)
Non-current portion of finance lease obligations	127,730	133,679	(5,949)
Non-current portion of operating lease obligations	25,254	30,691	(5,437)
Equity	1,368,756	1,343,085	25,671
Total liabilities and equity	**2,721,067**	**2,717,493**	**3,574**

28

RISK FACTORS

   RISK FACTORS (I/III)  30  RISKS RELATED TO THE INDUSTRYCharter hire rates for dry bulk vessels are volatile, have declined significantly the past years since their historic highs and may remain at low levels or further decrease in the future, which may adversely affect the Group's earnings, revenue and profitability and its ability to comply with its loan covenants.Global economic conditions may negatively impact the dry bulk shipping industry.The over-supply of dry bulk vessel capacity may depress charter rates, which has and may continue to limit the Group's ability to operate its dry bulk vessels profitably.The Group is dependent on spot charters and any decrease in spot charter rates in the future may adversely affect its earnings.The Group may not be able to obtain financing on terms acceptable to it or at all, which may negatively impact its business.Risks involved with operating ocean-going vessels could affect the Group's business and reputation, which could have a material adverse effect on its results of operations and financial condition.World events, political instability, terrorist attacks, international hostilities and global public health threats could affect the Group's operations and financial results.The Group's financial results and operations may be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.The U.K.'s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and the Group's business.The Group faces risks attendant to changes in economic and regulatory conditions around the world.Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on the Group's business, financial condition and results of operations.The Group conducts a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on the Group's business, financial condition and results of operations.Acts of piracy on ocean-going vessels could adversely affect the Group's business.The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on the Group's revenue, profitability and financial position.If the Group's vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governments, it could lead to monetary fines or adversely affect its reputation and the market for its shares of common stock and its trading price.Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce the Group's net cash flows and net income.Climate change and greenhouse gas restrictions may adversely impact the Group's operations and markets, and may cause the Group to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on the Group's vessels.Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Group's Environmental, Social and Governance policies may impose additional costs on the Group or expose the Group to additional risks.The Group are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect its business, results of operations and financial condition.If the Group fail to comply with international safety regulations, the Group may be subject to increased liability, which may adversely affect its insurance coverage and may result in a denial of access to, or detention in, certain ports.Maritime claimants could arrest one or more of the Group's vessels, which could interrupt the Group's cash flow.The smuggling of drugs or other contraband onto the Group's vessels may lead to governmental claims against the Group.Governments could requisition the Group's vessels during a period of war or emergency resulting in a loss of earnings.Technological innovation and quality and efficiency requirements from the Group's customers could reduce the Group's charterhire income and the value of its vessels.RISKS RELATED TO THE GROUP'S BUSINESSThe market values of the Group's vessels may decline, which could limit the amount of funds that the Group can borrow, cause the Group to breach certain financial covenants in its credit facilities, or result in an impairment charge, and cause the Group to incur a loss if it sells vessels following a decline in their market value.The Group may require additional capital in the future, which may not be available on favorable terms, or at all.

   RISK FACTORS (II/III)  31  RISKS RELATED TO THE GROUP'S BUSINESS (continued)The Group is highly leveraged, which could significantly limit its ability to execute its business strategy and has increased the risk of default under its debt obligations.The Group may be unable to successfully compete with other vessel operators for charters, which could adversely affect its results of operations and financial position.The Group's results of operations are subject to seasonal fluctuations, which may adversely affect its financial condition.A drop in spot charter rates may provide an incentive for some charterers to default on their charters.The Group's fixed rate time charters may limit its ability to benefit from any improvement in charter rates, and at the same time, its revenues may be adversely affected if it does not successfully employ its vessels on the expiration of these charters.The Group is subject to certain risks with respect to its counterparties on contracts, and failure of such counterparties to meet their obligations could cause the Group to suffer losses or otherwise adversely affect the Group's business.The Group's ability to obtain additional debt financing may be dependent on the performance of its then existing charterers and their creditworthiness.The Group's financing arrangements have floating interest rates, which could negatively affect its financial performance as a result of interest rate fluctuations.Volatility in the London Interbank Offered Rate, or LIBOR, could affect the Group's profitability, earnings and cash flow.Some of the Group's directors, executive officers and major shareholders may have interests that are different from the interests of the Group's other shareholders.The Group is dependent on the success and profitability of the pools in which its vessels operate.The group may not be able to implement its strategy to renew and grow its fleet through selective acquisitions of dry bulk tonnage successfully, due to numerous risks, including, but not limited to undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers.Purchasing and operating secondhand vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect the Group's earnings.New vessels may experience initial operational difficulties and unexpected incremental start-up costs.Rising fuel, or bunker, prices may adversely affect the Group's profits.Operational risks and damage to the Group's vessels could adversely impact its performance.The Group rely on its information systems to conduct its business, and failure to protect these systems against security breaches could adversely affect the Group's business and results of operations, including on its vessels. Additionally, if these systems fail or become unavailable for any significant period of time, the Group's business could be harmed.Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of the Group's business.Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on the Group's business.Incurrence of expenses or liabilities may reduce or eliminate distributions.The Group may be subject to litigation that, if not resolved in its favor and not sufficiently insured against, could have a material adverse effect on it.If the Group does not set aside funds and is unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life, its revenue will decline, which would adversely affect its business, results of operations and financial condition.The Group may not have adequate insurance to compensate it if its vessels are damaged or lost.The Group may be subject to calls because it obtain some of its insurance through protection and indemnity associations.The Company is a holding company, and depends on the ability of its subsidiaries to distribute funds to it in order to satisfy its financial obligations.The international nature of the Group's operations may make the outcome of any bankruptcy proceedings difficult to predict.United States tax authorities could treat the Company and/or the Group as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States shareholders.The Group may have to pay tax on United States source income, which would reduce its earnings.Because the Group's offices and most of its assets are outside the United States, any relevant person may not be able to bring suit against the Group, or enforce a judgment obtained against it in the United States. As an exempted company incorporated under Bermuda law, the Company's operations may be subject to economic substance requirements.  TBC by Bermuda counsel

   RISK FACTORS (III/III)  32  RISKS RELATED TO THE TRANSACTIONThe consummation of the transactions contemplated by the heads of agreement (which governs the acquisition of the vessels) is conditional upon satisfaction of a number of conditions that are beyond the control of the Group. The acquisition may hence not be consummated and transaction costs will have been incurred for the Group regardless of whether the acquisition are consummated, which could negatively affect the business, results of operation and financial condition of the Group.The private placement and related acquisition of the vessels are conditional upon necessary corporate approvals by the Company and its subsidiaries, including, but not limited to approval by the Company's shareholders at an extraordinary general meeting. The acquisition may hence not be consummated if such approvals are not given, in which case transaction costs will have been incurred for the Group regardless, which could negatively affect the business, results of operation and financial condition of the Group  RISKS RELATED TO AN INVESTMENT IN THE GROUP’S SECURITIES The Company's share price may be highly volatile and future sales of its common shares could cause the market price of its common shares to decline.Future issuance of shares or other securities may dilute the holdings of shareholders and could materially affect the price of the Company's common shares.Because the Company are a Bermuda exempted company, its shareholders may have less recourse against it or its directors than shareholders of a U.S. company have against the directors of that U.S. Company .  2. TBC by Bermuda counsel